Exhibit 7

AVRICORE HEALTH CORPORATE UPDATE

MID-YEAR REVIEW DEMONSTRATES COMPANY ON RIGHT TRACK

VANCOUVER, BRITISH COLUMBIA – August 30, 2023) – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “AVCR”) continues to achieve significant growth, new partnerships and developing new markets while surpassing margin targets. Now, as the Company looks back at the first half of the year, it continues with confidence on its strategy to bring HealthTab™, its turnkey solution for point of care testing and data management, to more pharmacies across Canada and the world.

“We’ve had an incredible year so far and we’re very excited about what’s still to come,” said Hector Bremner, CEO of Avricore Health Inc. “Make no mistake, with new partners in Canada and expansion into the UK, we have nothing but blue sky in front of us.”

Record Earnings Run Continues

Revenues for the first half of 2023 reached $1,177,290, an increase of 437% to compared to the same period last year with more HealthTab systems deployed and tests sold. Gross profit increased 511% for a total of $440,152 and gross margin for the period was 37.39% compared to 32.88% last year. This result outperforms the Company’s target margin of 30% and demonstrates solid fundamentals, as HealthTab is investing in scale while increasing gross margin and profitability.

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022

Revenue	$548,049	$176,175	$1,177,290	$218,911
% Change - year over year	211%		437%

Gross profit	$229,471	$56,874	$440,152	$71,987
% Change - year over year	300%		511%

Table 1 – Year over year revenue

Year-over-year revenue comparisons are the best measure of the Company’s performance due to the fact revenues and test usages have some seasonal trends. The Company realizes monthly revenues in the form of subscription fees, however, consumable sales are not monthly, but in larger lots on an as-needed basis. Because the deployments are still relatively new, the patterns of consumption are still establishing. There are many external impacts as to how, where and how often tests will be used – such as regulatory changes impacting pharmacy scope, scale up training and funding.

However, as HealthTab’s time in pharmacy has been scaling up and maturing since the fall of 2022, the Company is confident in the long-term success of its approach and its ability to significantly grow.

Investing in Growth

The Company has been nearing net profitability despite the current challenging environment for businesses, and it is even more impressive considering that HealthTab only recently began to scale up. The Company has been investing in growth and significantly increasing the number of pharmacies offering HealthTab, ensuring long-term growth of revenues and achieving profitability.

The team expects ongoing growth and utilization of HealthTab in Canada thanks to the significant alignment with Shoppers Drug Mart and Loblaws grocery locations. More pharmacy walk-in clinics are being added across provinces like Alberta and Ontario. And more provinces are quickly making plans to add this recent innovation in primary care access to their approach to delivering better care related to minor ailments, chronic disease and infectious disease.

Direct reimbursement for pharmacists to conduct this important work is still not available, however, new healthcare funding agreements were largely signed this year between the federal and provincial governments, therefore the industry is very hopeful the lack of funding will be rectified.

One jurisdiction making investments and leading the way for a global best-approach to pharmacy-based care is the United Kingdom and its National Healthcare Service (NHS). The NHS England recently announced £645 million to support increasing access to primary care, including expanding clinical pharmacy as an essential part of recovering the system’s ability to deliver timely service.

The Company was honoured to recently announce that it was selected by a collaborative involving the internationally renowned Barts Heart Centre and national cardiovascular charity HEART UK to assess the feasibility of community pharmacists in the UK’s ability to complement opportunistic blood pressure checks with cholesterol testing to assess overall cardiovascular risk and build on the clinical services offered.

The feasibility study seeks deeper insights and ways to build off the successful delivery of over 930,000 blood pressure checks in just over a year through approximately 6000 pharmacies as part of NHS initiative to support risk identification and prevention of cardiovascular disease. That initiative allowed those with high blood pressure to be identified and referred onward for management. This is critical at this time for such services, as it is estimated that there are over 5 million people with undiagnosed hypertension in the UK today.

The entire team, and its partners, are confident in the need and ultimate success of the program and expect to achieve a significant scale in the UK, the world’s sixth largest economy with nearly 14,000 pharmacies.

Adding Near-to-Patient Data

Also achieved recently, the Company announced its agreement with Ascensia Diabetes Care, a global diabetes care company, to integrate their blood glucose monitoring (BGM) systems, marketed as CONTOUR®NEXT GEN and CONTOUR®NEXT ONE, with HealthTab.

Arguably the most popular BGM for people living with diabetes, this partnership opens exciting new opportunities to reach individuals who will benefit from active support in the management of their chronic disease by their community pharmacist. Also, the data generated by the CONTOUR family of BGM’s will add the critical time-in-range insights, generated by the patient daily, in HealthTab. This innovative collaboration will drive higher utilization of both technologies, the services of the pharmacy, and most importantly, better health outcomes for patients.

Infectious Disease

Beginning this year, the Company announced that in collaboration with Abbott Rapid Diagnostics and Shoppers Drug Mart, HealthTab would begin adding a significant number Abbott ID Now™ instruments.

The Company is pleased to update that during the current reporting period 164 locations have now received the ID Now, either in combination with the Afinion 2™ or standalone, to offer confirmed molecular testing for virus detection in community pharmacies.

This is significant, as last year’s “tripledemic” (Flu, RSV and Covid) strained the Canadian healthcare system beyond its breaking point. This year, scientists are concerned about a heavily mutated Covid variant. Pharmacy will play a key role in these battles and confirmed test results mean faster responses, better treatment and less spread of these infectious diseases.

While flu seasons can severely strain pharmacies’ capacity for chronic disease screening and management, having the ID Now™ means HealthTab™ can support pharmacies with confirmed molecular testing for virus detection during these critical months of the year and diversify the Company’s revenues.

The Year Ahead

Avricore Health anticipates an exciting year ahead, with many indications of policy and funding support for pharmacy. Much of this is still in progress now, however these items are the focus for the year:

2023 Objectives

Further expansion of HealthTab with current partners.

(Update: During the reporting period, and period after June 30, there are 545 participating Shoppers Drug Mart® pharmacies and Loblaw family stores offering screening tests to patients via HealthTab™)

Expansion of HT in other pharmacy groups in Canada.

(Update: It’s clear that services are in high-demand by the public and new funding potential is promising and HealthTab has built a strong reputation as the best approach to POCT in pharmacy. The Company expects to select another pharmacy group to expand with before the end of 2023.)

International expansion (Update: The Company was proud to achieve this significant milestone and looks forward to delivering the success found in Canada in the United Kingdom!)

Hiring key positions to support technical and business development efforts

(Update: Adding a team member last year has been sufficient to date in terms of personnel, and the use of AI tools allows the Company to drive productivity while effectively managing expenses. The team is constantly reviewing human resources needs and has an action plan in place to grow the team on an as-needed basis.)

Revenue growth and profitability.

(Update: The company’s gross profit grew 300% in Q2 and 437% year-over-year, despite significant investment in growth. The Company continues to manage is burn rate and increasing revenues. While earlier advisements were based on trends, we have adjusted and expect to see revenue targets achieved on a deferred timeline.)

HealthTab™ Market Fast Facts

●	Point of Care Testing Market to reach $93.21 Billion USD in 2030 (Source)
●	Nearly 13.6 Million Canadians expected to be diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)
●	There are more that 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

About HealthTab™

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™, a wholly owned subsidiary, the Company’s mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions, or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a few risks, uncertainties, and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of the release.